UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 5, 2011

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES FINANCIAL LEASE CONTRACT FOR MAINLINE DIESEL LOCOMOTIVES

Moscow, Russia – August 5, 2011 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces the signing of a three-party contract between Mecheltrans Vostok OOO, Sinara-Transport Machines OAO, and VTB
Leasing OAO for development, production and delivery of TEM-8 type locomotives.
The contract stipulates that in 2012-2014 Lyudinovsky Diesel-Locomotive Building
Works (part of Sinara-Transport Machines OAO) will deliver 18 single-sectional eight-axle TEM-8 locomotives to Mecheltrans Vostok OOO.
The new mainline single-sectional TEM-8 locomotive will be developed on the basis of the servicing of the TEM-7A electric-transmission switcher locomotive and equipped with the 2,206-KW power installation produced by GE Transportation
Parts LLC (USA).
“The locomotives we are leasing will be used on the 315-kilometer Ulak-Elga rail branch, which links Mechel Group’s Elga Coal Complex with the Baikal-Amur
Mainline. Sinara-Transport Machines will develop locomotives specially suited to use in mountainous areas and intricate climatic conditions, which will not only enable us to use the Ulak-Elga railway with maximum efficiency, but also save on transport expenses. In accordance with production plans for Elga Coal Complex before 2014, these leased locomotives will allow us to ensure prompt and timely delivery of Elga coal. We are glad that our long-time partner VTB Leasing is part of this deal,” Mecheltrans Management OOO’s Chief Executive Officer
Alexander Starodubov commented.
Mecheltrans OOO is Mechel Group’s transport operator, providing freight forwarding of no less than 50 million tonnes of cargo annually. The operator transports Mechel’s products to Russia and the CIS as well as further abroad. It arranges exports bound for Europe and Pacific Asia. A major part of the cargo goes through land border-crossings to China, Ukraine, Slovakia, Romania, Bosnia and Herzegovina.
***
Mechel OAO
Ekaterina Videman
Phone: + 7 495 221-88-88
ekaterina.videman@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, ferrochrome, ferrosilicon, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: August 05, 2011	By:	Yevgeny V. Mikhel
	Name:	Yevgeny V. Mikhel
	Title:	CEO